UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                      to

Commission File Number 1-35509

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TD AMERITRADE HOLDING CORPORATION ASSOCIATES

401(k) PROFIT SHARING PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TD AMERITRADE HOLDING CORPORATION

200 SOUTH 108th AVENUE

OMAHA, NEBRASKA 68154

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Financial Statements and Supplemental Schedule

Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors of

TD Ameritrade Holding Corporation

We have audited the accompanying statements of net assets available for benefits of TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Chicago, Illinois

June 26, 2013

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Cash	$607,417	$273,059
Investments, at fair value (Notes 3, 4 and 5)	473,800,280	390,227,788
Receivables:
Employer contributions	15,577,725	20,166,344
Notes receivable from participants	13,297,236	11,677,174
Due from brokers	1,333,684	1,031,626

Total receivables	30,208,645	32,875,144

Total assets	504,616,342	423,375,991

Liabilities
Due to brokers	797,695	789,776
Accrued administrative expenses	151,505	—

Total liabilities	949,200	789,776

Net assets available for benefits	$503,667,142	$422,586,215

The accompanying notes are an integral part of the financial statements.

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
	2012	2011
Additions to (subtractions from) net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments (Note 3)	$44,206,467	$(28,681,123)
Dividend income	7,680,290	5,755,748
Mutual fund administrative income	567,705	372,009
Interest income	39,978	50,453

Net investment income (loss)	52,494,440	(22,502,913)

Interest income on notes receivable from participants	516,132	464,733

Contributions:
Employer	26,676,704	30,945,721
Participants	35,974,957	33,951,176

Total contributions	62,651,661	64,896,897

Total additions	115,662,233	42,858,717

Deductions from net assets attributed to:
Distributions to plan participants	33,656,729	22,930,016
Administrative expenses (Notes 2 and 5)	924,577	643,263

Total deductions	34,581,306	23,573,279

Net increase	81,080,927	19,285,438
Net assets available for benefits:
Beginning of year	422,586,215	403,300,777

End of year	$503,667,142	$422,586,215

The accompanying notes are an integral part of the financial statements.

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements

December 31, 2012 and 2011

1. Description of Plan

The following description of the TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust (the Plan) provides only general information about the Plan’s provisions. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, copies of which may be obtained from the Plan sponsor.

General – The Plan is a defined contribution profit sharing and 401(k) plan sponsored by TD Ameritrade Online Holdings Corp. (TDAOH), a wholly owned subsidiary of TD Ameritrade Holding Corporation (the Parent). The Parent is the plan administrator. The Plan covers employees of the Parent and its participating affiliated companies (collectively, the Company) who meet eligibility requirements. The Plan covers employees who are 21 years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions – Participants may contribute up to 75% of their compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code (the Code). During an enrollment process, employees of the Company select their salary deferral percentage or they may elect not to participate in the Plan. Employees of the Company who do not complete the enrollment process with the Plan’s recordkeeper are subject to a default election in an amount equal to 3% of such employee’s compensation, and unless the employee affirmatively acts to increase or decrease the default election amount, it will automatically increase by 1% at the beginning of each subsequent Plan year up to a maximum of 6%. Participants direct the investment of all contributions into various investment alternatives offered by the Plan. In addition, participants may transfer balances between the various investment alternatives, including Company common stock and self-directed brokerage accounts. In the event a participant does not direct the investment of their account, the trustee has been directed by the Plan to invest the participant’s contributions into the lifecycle fund that best approximates when the participant would reach age 65.

The Company contributes to the Plan as a matching contribution 50% of the participant’s contributions to the Plan that do not exceed 6% of the participant’s compensation. The Company may also make discretionary contributions to the Plan. The Company’s contributions are invested in the same manner as that of the participant’s elective contributions.

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

Participant Accounts – Individual accounts are maintained for each participant. Each participant account is credited with the participant contributions, the Company matching contribution, the Company discretionary contribution (if any), an allocation of forfeitures (if applicable) and an allocation of the Plan’s earnings or losses, and charged with an allocation of administrative expenses, provided however, that forfeitures are first used to pay administrative expenses and any excess expenses are then charged to participant accounts. Plan earnings or losses are allocated based on the participant’s share of net earnings or losses of their respective elected investment alternatives. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Company contributions and earnings or losses thereon vest 20% after the first year of continuous service and vest an additional 20% each year, with 100% vesting occurring for all participants after five years of service. Participants become fully vested upon the participant’s normal retirement date, death or disability, provided that the participant is employed by the Company at such time. Participants immediately vest in their contributions plus actual earnings or losses thereon.

Participant Loans – Participants may borrow from their Plan accounts up to the lesser of 50% of their vested account balance or $50,000 and may only have two loans outstanding at any point in time. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%, determined as of the date of the loan. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years except for loans used to acquire a principal residence, for which the repayment period may exceed five years.

Payment of Benefits – On termination of service, a participant may elect to receive a lump-sum payment or installment payments, or to roll over their distribution to an individual retirement account or other eligible plan. Distributions are made in the form of cash or in-kind, at the election of the participant.

Forfeited Accounts – Participants who terminate service forfeit the non-vested portion of their account balance, if any. Forfeitures are first used to reinstate prior forfeitures for former employees who return to employment with the Company, then to pay the Plan’s administrative expenses and lastly to be allocated to participants. As of December 31, 2012 and 2011, unallocated forfeited non-vested accounts included in investments on the Statements of Net Assets Available for Benefits totaled $2,451,794 and $4,011,891, respectively. Forfeitures used to pay administrative expenses were $720,568 and $602,234 during 2012 and 2011, respectively. Forfeitures allocated to participants’ accounts subsequent to the Plan year end were $550,959 and $2,805,354 for the years ended December 31, 2012 and 2011, respectively.

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

Notes Receivable from Participants – Notes receivable from participants represent participant loans that are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan payments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Income Recognition – Security transactions are recorded as of the trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation or depreciation in fair value of investments includes both realized and unrealized gains and losses. See Note 4 for a discussion of fair value measurements.

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

Administrative Expenses – The Company pays certain administrative expenses for the Plan. Only expenses incurred by the Plan are reflected in the Plan’s financial statements.

Payment of Benefits – Benefits are recorded when paid.

Recently Adopted Accounting Pronouncements – On January 1, 2012, the Plan adopted Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in ASU 2011-04 change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Some of the amendments clarify the intent of the Financial Accounting Standards Board about the application of existing fair value measurement and disclosure requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption of ASU 2011-04 did not have a material impact on the Plan’s financial statements.

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

3. Investments

The following table presents individual investments that represent 5% or more of the Plan’s net assets available for benefits.

	December 31,
	2012	2011
Investments at fair value as determined by quoted market price or quoted net asset value:
TD Ameritrade Holding Corporation common stock	$57,812,819	$52,955,258
Vanguard Institutional Index Fund	44,217,315	35,561,186
T. Rowe Price Mid Cap Growth Fund	42,160,086	37,331,781
Vanguard Reserve Prime Money Market Institutional Fund	36,992,144	35,793,393
Lazard Emerging Markets Equity Institutional	25,835,571	*
T. Rowe Price Small Cap Value Fund	25,411,507	22,000,651

*	Investment represented less than 5% of Plan assets as of the dates indicated.

During 2012 and 2011, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31,
	2012	2011
Net change in fair value:
TD Ameritrade Holding Corporation common stock	$4,263,302	$(10,741,375)
The Toronto-Dominion Bank common stock	1,002,333	69,431
Mutual funds	33,305,033	(13,762,486)
Active trusts	3,955,424	—
Self-directed brokerage accounts	1,680,375	(4,246,693)

Net change in fair value of investments	$44,206,467	$(28,681,123)

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

4. Fair Value Disclosures

Fair Value Measurement — Definition and Hierarchy

Accounting Standards Codification (ASC) 820-10, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Plan. Unobservable inputs reflect the Plan’s own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

•

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. This category includes active exchange-traded funds, money market mutual funds, mutual funds and equity securities.

•

Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active and inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes active trusts, most debt securities and other interest-sensitive financial instruments.

•

Level 3 — Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability. The Plan had no Level 3 investments during 2012 or 2011.

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

The following tables present the Plan’s fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2012 and 2011:

	As of December 31, 2012
	Level 1	Level 2	Level 3	Fair Value
Assets
Investments, at fair value:
TD Ameritrade Holding Corporation common stock	$57,812,819	$—	$—	$57,812,819
The Toronto-Dominion Bank common stock	9,050,060	—	—	9,050,060
Active trusts
Lifecycle	—	88,831,127	—	88,831,127
Income	—	1,461,110	—	1,461,110
Mutual funds
Money market	55,158,420	—	—	55,158,420
Foreign large cap blend	45,044,052	—	—	45,044,052
Large cap blend	44,534,695	—	—	44,534,695
Medium cap growth	42,312,691	—	—	42,312,691
Fixed income	32,367,633	—	—	32,367,633
Small cap blend	29,384,592	—	—	29,384,592
Large cap growth	24,461,113	—	—	24,461,113
Medium cap blend	3,559,781	—	—	3,559,781
Lifecycle	95,042	—	—	95,042
Other	2,869,950	18,002	—	2,887,952
Equity securities	36,069,059	—	—	36,069,059
Corporate debt securities	—	307,686	—	307,686
Municipal debt securities	—	173,034	—	173,034
U.S. government debt securities	—	45,262	—	45,262
Other debt securities	—	244,152	—	244,152

Total assets at fair value	$382,719,907	$91,080,373	$—	$473,800,280

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

	As of December 31, 2011
	Level 1	Level 2	Level 3	Fair Value
Assets
Investments, at fair value:
TD Ameritrade Holding Corporation common stock	$52,955,258	$—	$—	$52,955,258
The Toronto-Dominion Bank common stock	7,975,014	—	—	7,975,014
Mutual funds
Lifecycle	64,417,853	—	—	64,417,853
Money market	51,343,986	—	—	51,343,986
Medium Cap Growth	37,441,029	—	—	37,441,029
Large Cap Blend	35,910,847	—	—	35,910,847
Foreign Large Cap Blend	35,253,250	—	—	35,253,250
Fixed Income	26,631,485	—	—	26,631,485
Small Cap Blend	23,827,887	—	—	23,827,887
Large Cap Growth	22,066,973	—	—	22,066,973
Other	3,393,048	18,002	—	3,411,050
Equity securities	28,217,818	—	—	28,217,818
Corporate debt securities	—	279,520	—	279,520
Municipal debt securities	—	181,286	—	181,286
U.S. government debt securities	—	43,160	—	43,160
Other debt securities	—	271,372	—	271,372

Total assets at fair value	$389,434,448	$793,340	$—	$390,227,788

Valuation Techniques

In general, and where applicable, the Plan uses quoted prices in active markets for identical assets to determine fair value. This pricing methodology applies to the Plan’s Level 1 assets. If quoted prices in active markets for identical assets are not available to determine fair value, then the Plan uses quoted prices for similar assets or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Plan’s Level 2 assets.

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

Level 1 Measurements:

•	Equity securities, including TD Ameritrade Holding Corporation and The Toronto-Dominion Bank Common Stock – Fair value is determined by quoted market prices.

•	Mutual Funds – Fair value is determined by quoted net asset value (NAV).

Level 2 Measurements:

•

Active Trusts – The trusts invest in a broad range of underlying common trust funds that include stocks, bonds and short-term investments. The trusts seek to emphasize potential capital appreciation during the early phases of retirement asset accumulation, balance the need for appreciation with the need for income as retirement approaches, and focus more on income and principal stability during retirement. Fair value of each trust is determined by the NAV provided by the trustee based on the underlying investments. Generally, fair values of the underlying investments are determined by the trustee based on prices at which securities have actually traded, or evaluations based on pricing services or other observable inputs.

Under the trusts’ governing documents, the trustee may require 90 days’ prior written notice before units can be redeemed or withdrawn. However, the trusts’ current policy, which is subject to change, requires one day’s advance written notice when redemptions are requested by plan participants and 30 days’ advance written notice when a retirement plan is withdrawing, in whole or in part, from a trust. There were no unfunded commitments related to the active trusts as of December 31, 2012.

•

Debt Securities – Fair values for debt securities are based on prices obtained from an independent pricing vendor. The primary inputs to the valuation include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. The Plan validates the vendor pricing by periodically comparing it to pricing from another independent pricing service. The Plan has not adjusted prices obtained from the independent pricing vendor for any periods presented in the financial statements because no significant pricing differences have been observed.

The Plan had no liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011. There were no transfers between any levels of the fair value hierarchy during the years ended December 31, 2012 and 2011. There were no nonfinancial assets or liabilities measured at fair value during the years ended December 31, 2012 and 2011.

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

5. Parties-in-Interest

Orchard Trust Company, LLC is the non-discretionary trustee as defined by the Plan. The Plan incurred administrative and recordkeeping expenses of $789,751 and $440,831 to Great-West Retirement Services, the Plan recordkeeper, in 2012 and 2011, respectively. The Plan received mutual fund administrative income of $198,655 from Great-West Retirement Services in 2012. Orchard Trust Company, LLC and Great-West Retirement Services are wholly-owned subsidiaries of Great-West Life and Annuity Insurance Company. These transactions qualify as party-in-interest transactions.

The Plan holds shares of common stock of both the Parent and The Toronto-Dominion Bank. TDAOH is a wholly-owned subsidiary of the Parent. As of December 31, 2012, The Toronto-Dominion Bank owned approximately 45% of the Parent’s common stock. TD Ameritrade, Inc., a wholly-owned subsidiary of the Parent, acts as the broker for the Plan’s self-directed brokerage accounts. The Plan received mutual fund administrative income of $369,050 and $372,009 from TD Ameritrade, Inc. in 2012 and 2011, respectively.

At December 31, 2012, the Plan held 3,439,192 shares of Parent common stock with a cost basis of $48,889,382 and 107,332 shares of The Toronto-Dominion Bank common stock with a cost basis of $3,402,110. At December 31, 2012, self-directed brokerage accounts included $16,108,780 of investments in money market mutual funds with affiliates of The Toronto-Dominion Bank.

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

The Plan received dividends on the Parent and The Toronto-Dominion Bank common stock as follows, which were reinvested in the respective stock:

	Years Ended December 31,
	2012	2011
Dividends on common stock:
Parent	$2,568,548	$681,452
The Toronto-Dominion Bank	308,674	276,234

	$2,877,222	$957,686

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS), dated April 3, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

The Company has identified operational errors relating to the Plan including: (1) the improper exclusion of 141 employees who satisfied the Plan’s eligibility requirements; (2) the improper inclusion of a few employees who did not satisfy the Plan’s eligibility requirements; (3) Plan language that did not reflect the actual operation of the Plan; and (4) various issues related to Plan documents. The Company consulted with its legal counsel and on behalf of the Company, its legal counsel filed a Voluntary Correction Program (VCP) submission pursuant to Revenue Procedure 2008-50 with the IRS on December 20, 2011 and the Company has taken corrective actions to prevent recurrence of the findings associated with the administration of the Plan identified above. The Company expects the IRS will accept the Company’s VCP submission and that these corrective actions will not affect the Plan’s qualified status. The Company made corrective payments to the Plan totaling $203,521 during 2011.

On December 20, 2011, the Plan also requested an updated determination letter from the IRS on Form 5300, Application for Determination for Employee Benefit Plan. As of the date of this report, the updated determination letter request is pending.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the taxing authority. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Supplemental Schedule

TD Ameritrade Holding Corporation

Associates 401(k) Profit Sharing Plan and Trust

Employer Identification Number 82-0543156, Plan No. 001

Supplemental Schedule

Form 5500, Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2012

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
TD Ameritrade Holding Corporation(1)	Common stock, 3,439,192 shares	$57,812,819
TD Ameritrade, Inc. (as broker)(1)(2)	Self-directed brokerage accounts (comprised of various self-directed investments)	58,354,698
The Toronto-Dominion Bank(1)	Common stock, 106,094 shares	8,946,926
AllianceBernstein	AllianceBernstein Global Bond Fund Class I, 412,566 shares	3,552,197
Dimensional Fund Advisors	DFA Emerging Markets Core Equity Fund, 168,500 shares	3,437,409
Gabelli Funds, LLC	Gabelli U.S. Treasury Money Market Fund, 2,057,496 shares	2,057,496
JPMorgan	JPMorgan Short Duration Bond R6, 42,034 shares	461,952
The Lazard Funds, Inc.	Lazard Emerging Markets Equity Institutional, 1,322,189 shares	25,835,571
Massachusetts Financial Services Company	MFS Institutional International Equity, 54,897 shares	1,056,769
Pacific Investment Management Co.	PIMCO Total Return Institutional Fund, 1,773,678 shares	19,936,137
PRIMECAP Management Company	PRIMECAP Odyssey Stock Fund, 1,495,284 shares	23,894,635
T. Rowe Price	T. Rowe Price Mid Cap Growth Fund, 746,593 shares	42,160,086
T. Rowe Price	T. Rowe Price Retirement 2005 Active Trust, 14,578 shares	160,066
T. Rowe Price	T. Rowe Price Retirement 2010 Active Trust, 86,297 shares	954,440
T. Rowe Price	T. Rowe Price Retirement 2015 Active Trust, 251,549 shares	2,812,316
T. Rowe Price	T. Rowe Price Retirement 2020 Active Trust, 609,971 shares	6,874,371
T. Rowe Price	T. Rowe Price Retirement 2025 Active Trust, 465,635 shares	5,284,961
T. Rowe Price	T. Rowe Price Retirement 2030 Active Trust, 1,376,009 shares	15,700,268
T. Rowe Price	T. Rowe Price Retirement 2035 Active Trust, 920,566 shares	10,540,483
T. Rowe Price	T. Rowe Price Retirement 2040 Active Trust, 2,062,796 shares	23,660,271
T. Rowe Price	T. Rowe Price Retirement 2045 Active Trust, 838,546 shares	9,618,125
T. Rowe Price	T. Rowe Price Retirement 2050 Active Trust, 834,675 shares	9,573,722
T. Rowe Price	T. Rowe Price Retirement 2055 Active Trust, 318,961 shares	3,652,104
T. Rowe Price	T. Rowe Price Retirement Income Active Trust, 134,541 shares	1,461,110
T. Rowe Price	T. Rowe Price Small Cap Value Fund, 648,749 shares	25,411,507
The Vanguard Group, Inc.	Vanguard Institutional Index Fund, 338,778 shares	44,217,315
The Vanguard Group, Inc.	Vanguard Mid Cap Index Signal Fund, 108,158 shares	3,480,530
The Vanguard Group, Inc.	Vanguard Reserve Prime Money Market Institutional Fund, 36,992,144 shares	36,992,144
The Vanguard Group, Inc.	Vanguard Short Term Bond Index Signal Fund, 99,734 shares	1,060,172
The Vanguard Group, Inc.	Vanguard Small Cap Index Signal Fund, 107,324 shares	3,747,744
The Vanguard Group, Inc.	Vanguard Total Bond Market Index Signal Fund, 508,745 shares	5,641,986
The Vanguard Group, Inc.	Vanguard Total International Stock Index Institutional Fund, 154,222 shares	15,449,950
Loans to Participants(1)	Maturing from January 2013 to November 2027, interest range: 4.25% to 10.5%	13,297,236

		$487,097,516

(1)	Represents a party-in-interest.
(2)	Self-directed brokerage accounts include $16,108,780 (16,108,780 shares) of investments in money market mutual funds with affiliates of The Toronto-Dominion Bank and $103,134 (1,238 shares) of investments in The Toronto-Dominion Bank common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TD AMERITRADE HOLDING CORPORATION

ASSOCIATES 401(k) PROFIT SHARING PLAN AND TRUST

Date: June 26, 2013	By:	/s/ WILLIAM J. GERBER
William J. Gerber
TD Ameritrade Holding Corporation
Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP